[kerzner logo]



FROM:   Kerzner International Limited
        The Bahamas
        Contact:  Omar Palacios
        Tel:  +1.242.363.6016

FOR IMMEDIATE RELEASE
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                  KERZNER INTERNATIONAL ANNOUNCES PRICING OF
                   2,000,000 ORDINARY SHARES OWNED BY KERSAF


PARADISE ISLAND, THE BAHAMAS, DECEMBER 12, 2002 - Kerzner International Limited (NYSE: KZL) announced the pricing of its previously announced public offering of 2,000,000 Ordinary Shares at $19.50 per share. All of the shares being sold are owned by an affiliate of Kersaf Investments Limited.

Bear, Stearns & Co. Inc. and Deutsche Bank Securities acted as Joint Book-Running Managers for the offering. The offering is subject to a customary over-allotment option.

A copy of the prospectus supplement relating to the sale of the Ordinary Shares may be obtained from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, NY 10179, (212) 272-2000.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

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